Exhibit 99.5

CONSENT OF BOARD NOMINEE

I hereby consent to being named as a nominee to the board of directors of DuPont Fabros Technology, Inc. (“DuPont Fabros”) in the Registration Statement on Form S-11 to be filed by DuPont Fabros, and in all subsequent amendments and post-effective amendments or supplements to the Registration Statement (including the prospectus contained therein).

Date: September 26, 2007

/s/ John H. Toole
John H. Toole